September 2, 2008

Mr. Kathleen Collins

Accounting Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F. Street, N.E.

Washington, D.C.  20549-4561

RE:  Probe Manufacturing, Inc. Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2007 filed March 28, 2008 and August 22, 2008 (File No. 333-125678).

Dear Mr. Wilson;

Thank you for your letter dated August 28, 2008.  We have reviewed your letter and we are taking the following actions as described below:

•

We have incorporated your final comments into the Company’s amended 2007 10-K/A report that we intend to file.

•

We have responded to the questions presented by the staff in a writing presented below.

Please feel free to contact me if you have any additional questions that we can answer for you.

Sincerely,

/s/ Reza Zarif

Reza Zarif

Chief Executive Officer

Cc:

Mr. Jeffrey Conrad, Esq.

RESPONSES TO QUESTIONS

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49.

2.  Your response to prior comment number 2 addresses why you believe that your internal controls over financial reporting were effective.  However, prior comment number 2 we asked you to consider whether management’s failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts it’s conclusion regarding the effectiveness of your disclosure control and procedures as of the end of the fiscal year.  We note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicated that effective controls and procedures would ensure that information required to be disclosed by the issuer  is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In additional, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in it Exchange Act Reporting.  In light of these facts, please explain how you could concluded that disclosure control and procedures were effective as of the end of the fiscal year.  Please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures  were not effective as of the end of the fiscal year.  You should also assess the impact of these deficiencies on any registration statement updating obligation under Section 10(a)(3) of the 1933 Securities Act.

Response

The Company has amended its 10-K for 2007.  While the Company did not fail to perform such an analysis management’s report on internal control over financial reporting, failure to not include the report in its filing rendered our disclosure controls and procedures as not effective for the fiscal year 2007.

Our Item 9A. Controls and Procedures, has been amended as follows:

ITEM 9A.  CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934).  Based  on  that  evaluation,  our  Chief Executive Officer and Chief Financial  Officer  concluded  that  our  disclosure controls and procedures were not effective to ensure that information we are required to disclose in reports that we  file  or  submit  under the Securities Exchange Act of 1934 (i) is recorded, processed,  summarized  and  reported  within  the  time  periods  specified  in Securities  and Exchange Commission rules and forms, and (ii) is accumulated and communicated  to our management, including our Chief Executive Officer and Chief Financial  Officer, as appropriate, to allow timely decisions regarding required disclosure.  Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting.  Management's  assessment  of the effectiveness  of our internal control over financial reporting is expressed at the  level  of  reasonable assurance that the control system, no matter how well designed  and operated, can provide only reasonable, but not absolute, assurance that  the  control  system's  objectives  will  be  met.  Our failure to include Management’s Report on Internal Control over Financial Reporting rendered our disclosure control procedures not effective for the fiscal year 2007.  Management is taking all the necessary steps to rectify the problem and to ensure that our disclosure control and procedures are designed and operated effectively as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934.

 Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of December 31, 2007, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s Report in this Annual Report.

Changes in Internal Controls

There  was  no  change  in  our  internal  control over financial reporting that occurred  during  the  fourth  quarter  covered  by  this Annual  Report on Form 10-K  that  materially  affected,  or  is  reasonably  likely  to  materially affect,  our  internal  control  over  financial  reporting.